October 11, 2005

Ms. Amanda Sledge
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IJJ Corporation
Form 10-KSB for Fiscal Year Ended October 31, 2004
Filed March 3, 2005
File No. 0-33515

Dear Ms. Sledge:

In response to your letter dated September 26, 2005 to Mr. Clifford Pope, shown below is our explanation to your query as to the basis for the Company using an audit firm based in Toronto, Ontario, Canada to issue its audit report.

The Company is in the process of selecting an Independent Registered Public Accounting Firm licensed in the United States to perform the audit of the financial statements for fiscal 2005 to comply with the SEC’s staff interpretation of Article 2 of Regulation S-X.

At the time of the Securities Exchange Agreement (“SEA”) dated October 6, 2003, there were several consultants and financiers involved in this transaction who were mainly from Canada. Consequently, during the process of evaluating the filing and audit requirements to give effect to the terms of the SEA, a Canadian accounting firm was suggested as a firm that would be appropriately qualified to be the independent auditors as they were considered knowledgeable in US GAAP and US GAAS and had other clients who, although were Canadian based, filed in the US. The firm is PCOAB registered and has an international affiliation of firms both within the United States and worldwide. Management was of the opinion that this firm was appropriately qualified to perform the audits despite being a Canadian firm.

It should be noted that Article 2 is silent as to whether or not the accountant’s state or country of licensure must coincide with the location of our corporate offices or place where we conduct our principal operations. Management was not aware of the SEC’s interpretation of Article SX 2-01 that required the audit to be performed by an auditor licensed in the US.

Should you have any questions or comments you may contact me at kmiller@mssi2000.com or telephone number (301) 370-5246.

Sincerely,

Kevin L. Miller
Chief Financial Officer